UNITED STATES
                     Securities and Exchange Commission
                           Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): Form 10-K and 10-KSB  Form 11-K  Form 20-F X Form 10-Q  Form N-SAR

                   For Period Ending:       September 30, 2004

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        ADM Tronics Unlimited, Inc.
                          Full Name of Registrant

Former Name if Applicable:

                          224-S Pegasus Avenue
            Address of Principal Executive Officer (Street and Number)

                       Northvale, New Jersey 07647
                        City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

  x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  x (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The report cannot be so filed due to increased accounting activities required by the Registrant's recently completed financing and the resulting expansion of operations of the Registrant's medical device subsidiary.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Andre' Di Mino                  201                  767-6040
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant had a loss of approximately $429,000 as compared to $80,879 for the six months ended September 30, 2004 and 2003, respectively. The increased loss is due increased costs and expenses related to the aforementioned expansion of operations of the Registrant's medical device subsidiary for which financing was recently secured.

                            ADM Tronics Unlimited, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 12, 2004       By: /s/ Andre' DiMino
                                       Andre' Di Mino
                                       President and Chief Financial Officer

















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